Exhibit 99.1

Borr Drilling Limited - Contemplated up to USD 250 million senior unsecured convertible bond issue and USD 150 million senior secured high yield bond issue

NOT FOR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH, OR TO PERSONS IN ANY JURISDICTION TO WHOM, SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

Hamilton, Bermuda, 24 January 2023

Borr Drilling Limited (the “Company”) announces today an offering of up to USD 250 million senior unsecured convertible bonds (the “Convertible Bonds”) with a five-year tenor. The Joint Bookrunners have received significant interest from investors for the Convertible Bonds. Concurrently, the company announces that it will hold a series of fixed income meetings for a contemplated USD 150 million three-years senior secured 1st lien bond subject to, inter alia, market conditions (the “High Yield Bonds”).

The Convertible Bonds will, in accordance with their terms, be convertible into shares of the Company (the “Shares”). The Conversion Price for the Convertible Bonds will be determined by the average VWAP on Oslo Børs on each of 25 and 26 January 2023.

The proceeds from the Convertible Bonds will be used to refinance the outstanding USD 350 million of convertible bonds due 23 May 2023 and for general corporate purposes. The Convertible Bonds are subject customary third-party approvals, including but not limited to shareholder approval to increase the authorised capital of the Company and creditor consents.

The Convertible Bonds will be issued and redeemed at 100% of their principal amount of USD 200,000 and will, unless previously redeemed, converted or purchased and cancelled, mature in February 2028.

Pricing terms for the Convertible Bonds are expected to be announced tomorrow and the Convertible Bonds are expected to be issued on or around 8 February 2023 (the “Issue Date”).

The Company and the Company’s major shareholder, Drew Holdings (the “Shareholder” and together with the Company, the “Lenders”) will, subject to successful placing of the Convertible Bonds, enter into stock lending arrangements on or around the date hereof in respect of 25 million Shares in aggregate for the purposes of facilitating investors’ hedging activities, of which 15 million shares will be available immediately.

The immediately available shares will be borrowed by the Company from the Shareholder. The Company will then lend these to the Joint Bookrunners. In order to re-deliver the borrowed shares to the Shareholder and act as the lender of the shares used to facilitate investors’ hedging activities, the Company will issue 15 million shares and as soon as possible deliver these shares to the Shareholder as settlement for the loan. The Company will pay the Shareholder a market-based borrowing fee until the Shareholder receives its shares.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

This stock exchange release was published by Andreas Lavik Lie, VP Treasury & Investor Relations, on 24 January 2023 at 22:30 CET.

This announcement does not constitute an offer of securities for sale in the United States. The securities referenced herein has not been registered under the Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available.